Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2009, December 31, 2009 and September 30, 2010	3
Unaudited Condensed Consolidated Income Statements for the Three and Nine months ended September 30, 2009 and September 30, 2010	4
Unaudited Condensed Consolidated Cash Flow Statements for the Three and Nine months ended September 30, 2009 and September 30, 2010	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of September 30, 2009, December 31, 2009 and September 30, 2010

	Note	September 30, 2009	December 31, 2009	September 30, 2010
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$203,377	$182,617	$285,763
Restricted cash		121,067	140,746	233,954
Trade receivables, net of provisions		49,037	48,070	60,001
Flight equipment held for operating leases, net	5	4,761,918	5,230,437	7,974,109
Net investment in direct finance leases		34,069	34,532	28,170
Notes receivable, net of provisions	6	141,628	138,488	7,939
Prepayments on flight equipment		632,333	527,666	197,616
Investments		20,367	21,031	30,774
Goodwill		6,776	6,776	6,776
Intangibles		34,602	31,399	64,568
Inventory		108,444	102,538	119,097
Derivative assets		38,572	44,866	23,981
Deferred income taxes		80,463	80,098	102,117
Other assets	7	184,975	180,237	203,715
Total Assets	14	$6,417,628	$6,769,501	$9,338,580
Liabilities and Equity
Accounts payable		$16,004	$11,832	$17,516
Accrued expenses and other liabilities	8	77,591	80,399	98,149
Accrued maintenance liability		216,345	228,006	400,461
Lessee deposit liability		113,025	126,093	138,316
Debt	9	4,593,268	4,846,664	6,562,293
Accrual for onerous contracts		24,378	22,363	10,917
Deferred revenue		33,479	33,011	66,106
Derivative liabilities		8,783	7,801	64,302
Total Liabilities		5,082,873	5,356,169	7,358,060
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 119,386,445 ordinary shares issued and outstanding)		699	699	1,163
Additional paid-in capital		592,133	593,133	968,724
Accumulated other comprehensive income (loss)		—	—	(470)
Accumulated retained earnings		621,012	664,177	799,309
Total AerCap Holdings N.V. Shareholders’ Equity	10	1,213,844	1,258,009	1,768,726
Non-controlling interest	10	120,911	155,323	211,794
Total Equity	10	1,334,755	1,413,332	1,980,520
Total Liabilities and Equity		$6,417,628	$6,769,501	$9,338,580

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three and Nine months Ended September 30, 2009 and 2010

		Three months ended September 30,		Nine months ended September 30,
	Note	2009	2010	2009	2010
		(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue		$153,890	$254,008	$484,932	$690,013
Sales revenue		49,012	218,194	208,608	728,779
Interest revenue		2,433	748	7,656	3,617
Management fee revenue		2,821	3,021	9,294	8,069
Other revenue		4,354	2,117	5,217	6,319
Total Revenues	14	212,510	478,088	715,707	1,436,797
Expenses
Depreciation	14	55,663	89,946	160,153	239,920
Asset impairment		382	2,761	21,332	5,482
Cost of goods sold		39,973	202,053	179,293	671,875
Interest on debt		32,844	75,144	68,319	202,075
Operating lease in costs		3,268	3,057	9,855	9,271
Leasing expenses		10,648	17,322	51,885	43,738
Provision for doubtful notes and accounts receivable		55	514	408	1,030
Selling, general and administrative expenses	11,12	27,806	21,710	82,796	86,488
Other expenses	16	1,900	—	1,900	—
Total Expenses		172,539	412,507	575,941	1,259,879
Income from continuing operations before income taxes		39,971	65,581	139,766	176,918
Provision for income taxes		(784)	(6,144)	(3,471)	(15,892)
Amalgamation gain, net of transaction expenses and tax		—	—	—	274
Net income		39,187	59,437	136,295	161,300
Net (income) attributable to non-controlling interest		(3,735)	(7,559)	(14,293)	(26,168)
Net Income attributable to AerCap Holdings N.V.	13,14	$35,452	$51,878	$122,002	$135,132
Basic and diluted earnings per share	13	$0.42	$0.43	$1.43	$1.25
Weighted average shares outstanding, basic and diluted	13	85,036,957	119,386,445	85,036,957	107,936,616

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three and Nine months Ended September 30, 2009 and 2010

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
	(US dollars in thousands)
Net income	$39,187	$59,437	$136,295	$161,300
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	55,663	89,945	160,153	239,919
Asset impairment	382	2,761	21,332	5,482
Amortization of debt issuance costs	3,901	7,347	11,789	19,677
Amortization of intangibles	3,294	5,930	12,499	16,092
Provision for doubtful notes and accounts receivable	587	563	940	920
Capitalized interest on pre-delivery payments	(225)	(155)	(934)	(468)
(Gain) loss on disposal of assets	21	(6,798)	1,039	(36,050)
Mark-to-market of non-hedged derivatives	3,862	(5,931)	(15,642)	35,905
Deferred taxes	724	6,007	1,863	14,292
Share-based compensation	912	99	2,910	1,656
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(11,378)	(9,459)	(5,850)	(3,308)
Inventories	35,867	2,885	33,146	11,761
Other assets and derivative assets	(3,791)	2,120	(14,521)	(5,516)
Other liabilities and derivative liabilities	(26,865)	(13,298)	(63,627)	(26,850)
Deferred revenue	(3,326)	9,057	(1,442)	21,054
Net cash provided by operating activities	98,815	150,510	279,950	455,866

Purchase of flight equipment	(271,054)	(467,600)	(845,868)	(1,788,962)
Proceeds from sale/disposal of assets	1,891	167,862	80,243	593,625
Prepayments on flight equipment	(116,693)	(25,979)	(403,054)	(110,759)
Purchase of subsidiaries, net of cash acquired	—	—	—	70,618
Purchase of investments	—	—	—	(7,500)
Purchase of intangibles	—	—	—	(9,006)
Movement in restricted cash	7,117	12,508	(7,670)	(61,752)
Net cash used in investing activities	(378,739)	(313,209)	(1,176,349)	(1,313,736)

Issuance of debt	562,464	496,126	1,843,442	2,112,408
Repayment of debt	(313,149)	(327,805)	(1,081,578)	(1,213,445)
Debt issuance costs paid	(6,212)	(12,809)	(20,325)	(48,093)
Maintenance payments received	25,546	38,030	74,429	106,563
Maintenance payments returned	(8,011)	(5,843)	(33,620)	(28,567)
Security deposits received	9,222	7,971	32,287	24,892
Security deposits returned	(9,020)	(8,187)	(16,550)	(25,315)
Capital contributions from non-controlling interests	—	—	104,200	32,375
Net cash provided by financing activities	260,840	187,483	902,285	960,818

Net (decrease) increase in cash and cash equivalents	(19,084)	24,784	5,886	102,948
Effect of exchange rate changes	4,038	723	3,928	198
Cash and cash equivalents at beginning of period	218,423	260,256	193,563	182,617
Cash and cash equivalents at end of period	$203,377	$285,763	$203,377	$285,763
Supplemental cash flow information
Interest paid	24,075	54,321	73,375	128,447
Taxes paid (received)	63	(86)	(3,630)	1,406

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

1. General

The Company

We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in The Netherlands and have offices in Ireland, the United States, Singapore, China and the United Kingdom.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap or N.V.”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on September 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with business combination standards, this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized. Additionally in accordance with ASC 805, these consolidated financial statements are presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on September 30, 2005.

On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on The New York Stock Exchange and on August 6, 2007 we completed the secondary offering of 20 million additional ordinary shares on The New York Stock Exchange.

Genesis Transaction

The all-share acquisition of Genesis Lease Limited (“Genesis”) which was completed on March 25, 2010 (“the Genesis Transaction”) is fully reflected in all AerCap Holdings N.V. second and third quarter 2010 consolidated financial statements. The Genesis Transaction was not included in the AerCap Holdings N.V. first quarter 2010 income statement (including the number of outstanding shares used for earnings per share calculations) other than one line item reflecting a $274 amalgamation gain (net of transaction expenses and tax). The impact of the Genesis Transaction was also reflected in a one line item in the AerCap Holdings N.V. first quarter 2010 consolidated cash flow statement (purchase of subsidiaries, net of cash acquired).

Our main reasons for the Genesis Transaction included among others, the ability to achieve several key strategic and financial objectives in a single transaction, such as access to a significant amount of unrestricted cash without the dilutive impact on earnings per share as compared to other alternatives, the combination of Genesis’ expected unrestricted cash generation with our growth outlook, the improvement of our quality of earnings, the increase in our global client base, significant cost synergies and improved stock trading liquidity for shareholders. We believe that the Genesis Transaction creates a company that is a leading participant in the aircraft and engine leasing businesses, with a strong balance sheet and diversified and profitable business lines.

We allocated the purchase price of the Genesis Transaction to tangible assets, liabilities and identifiable intangible assets acquired, based on their estimated fair values.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

1. General (continued)

The fair value of Genesis’ flight equipment held for operating leases was determined using the market approach. In the aviation industry, appraisal data is considered to reflect the highest and best use of the flight equipment on an “in use” basis. The estimated fair value of Genesis’ flight equipment was therefore based on appraisal data in combination with current market transactions, taking into account the current maintenance condition of the underlying flight equipment including the hours and cycles on the aircraft since the last major maintenance event. The fair value assigned to identifiable intangible assets acquired was based on estimates and assumptions made by management. Intangible assets, consisting of lease premium, are amortized over the remaining life of the lease, using a straight-line amortization method. The weighted average amortization period of the intangible assets is 50 months. The fair value of Genesis’ debt has been determined based on the income approach. The income approach was performed through the use of a net present value calculation. The fair value of the Genesis net assets acquired can be summarized as follows:

Fair value of net assets acquired as of March 25, 2010
(US dollars in thousands)
Assets
Cash and cash equivalents	$103,691
Restricted cash	31,456
Flight equipment held for operating leases	1,337,412
Intangibles (lease premium)	42,975
Deferred income taxes	34,089
Other assets	6,915
Total Assets	1,556,538

Liabilities
Accrued maintenance liability	$107,757
Debt	947,013
Derivative liabilities	66,196
Other liabilities	32,222
Total liabilities	1,153,188

Net assets acquired	$403,350

Consideration paid (34.4 million shares at a share price of $10.83, exchange ratio 1:1)	372,327

Amalgamation gain	$31,023

Transaction expenses, net of tax	(30,749)

Amalgamation gain, net of transaction expenses and tax	$274

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

Supplemental Pro Forma Data (Unaudited)

The unaudited pro forma statement of operations data below gives effect to the Genesis Transactions, as if it had occurred on January 1, 2009 and January 1, 2010, respectively. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations or of the results that would have occurred had the acquisitions taken place at January 1, 2009 and January 1, 2010, respectively. The unaudited pro forma statement of operations data presented below does not reflect the anticipated realization of cost reductions.

	Nine months ended September 30, 2009	Nine months ended September 30, 2010
Pro forma total revenue	$854,140	$1,491,457
Pro forma net income	131,692	146,093
Pro forma net income per share	$1.10	$1.22

Variable interest entities

There have been no material changes to our variable interest entities from those disclosed in our 2009 Annual Report on Form 20-F filed with the SEC on March 15, 2010, except for those acquired as a result of the Genesis Transaction.

2.  Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

As a result of the discussions held with the SEC in relation to the Amalgamation with Genesis, certain reclassifications have been made to prior years cash flows statements to reflect the current year’s presentation. Amounts related to maintenance payments and security deposits have been reclassified from operating cash flows to investing and financing cash flows, as we expect these items to become more significant in future periods, and are of the opinion that such classifications are more appropriate based on the nature of the cash flows in current and the expected future periods.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

2.  Basis for presentation (continued)

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2009. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of those for a full fiscal year.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, intangibles, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management utilizes professional appraisers and valuation experts, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

3.  Recent accounting pronouncements

ASU 2009-17

Effective January 1, 2010, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2009-17 (“ASU 2009-17”), Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest, or interests, give it a controlling financial interest in a variable interest entity. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. This ASU amends certain guidance for determining whether an entity is a variable interest entity and requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. ASU 2009-17 requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. The adoption of ASU 2009-17 did not have a material impact on our consolidated financial statements.

ASU 2010-06

In January 2010, the FASB issued ASU 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which requires new disclosures (1) to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers, and (2) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), to present separately information about purchases, sales issuances, and settlements on a gross basis rather than as one net number. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU 2010-06 did not have a material impact on our consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

4. Fair value measurements

Under ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

Under ASC 820, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the ASC 820 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

The following table summarizes our financial assets and liabilities as of September 30, 2010 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	September 30, 2010	Level 1	Level 2	Level 3
Cash and cash equivalents	$285,763	$285,763	$—	$—
Restricted cash	233,954	233,954	—	—
Derivative assets	23,981	—	23,981	—
Derivative liabilities	(64,302)	—	(64,302)	—
	$479,396	$519,717	$(40,321)	$—

Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consist largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate caps and foreign currency forward contracts swaps. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

4. Fair value measurements (continued)

We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the book value of assets may not be recoverable. Assets subject to these measurements include aircraft and aircraft engines. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with the Impairment or Disposal of Long-Lived Assets standards and other accounting pronouncements requiring remeasurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions and appraisal data as to future cash proceeds from leasing and selling aircraft. In the nine months ended September 30, 2010, we recognized impairment of $2,761 on one of our aircraft.

Our financial instruments consist principally of notes receivable, restricted cash, derivative instruments and cash equivalents. The fair value of notes receivable, restricted cash and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature.

The fair values of our debt are estimated using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements.

The book value and fair values of our financial instruments at September 30, 2010 are as follows:

	September 30, 2010
	Book value	Fair value
Assets
Notes receivable	$7,939	$7,939
Restricted cash	233,954	233,954
Derivative assets	23,981	23,981
Cash and cash equivalents	285,763	285,763
	$551,763	$551,763
Liabilities
Debt	$6,562,293	$5,990,357
Derivative liabilities	64,302	64,302
Guarantees	1,546	1,546
	$6,628,141	$6,056,205

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

5. Flight equipment held for operating leases, net

At September 30, 2010 we owned 265 aircraft (this includes the aircraft added through the Genesis Transaction) and 81 engines, which we leased under operating leases to 115 lessees in 52 countries. Movements in flight equipment held for operating leases during the periods presented were as follows:

	Nine months ended September 30, 2009	Twelve months ended December 31, 2009	Nine months ended September 30, 2010
Net book value at beginning of period	$3,989,629	$3,989,629	$5,230,437
Fair value of flight equipment acquired through Genesis Transaction	—	—	1,337,412
Additions	1,049,324	1,649,520	2,265,202
Depreciation	(156,041)	(215,574)	(236,768)
Impairment	(21,135)	(32,378)	(2,761)
Disposals	(80,623)	(119,349)	(573,304)
Transfer (to) from inventory	(19,236)	(41,411)	(46,109)
Net book value at end of period	4,761,918	5,230,437	7,974,109
Accumulated depreciation/impairment at September 30, 2009, December 31, 2009 and September 30, 2010	(501,571)	(542,309)	(673,957)

6. Notes receivable

Notes receivable consist of the following:

	September 30, 2009	December 31, 2009	September 30, 2010
Secured notes receivable	$5,935	$5,763	$5,276
Notes receivable in defeasance structures (1)	132,893	130,663	—
Notes receivable from lessee restructurings	2,800	2,062	2,663
	$141,628	$138,488	$7,939

(1)         In the nine months ended September 30, 2010, the notes receivable in defeasance structures were eliminated as a result of the unwinding of the structures.

7. Other assets

Other assets consist of the following:

	September 30, 2009	December 31, 2009	September 30, 2010
Debt issuance costs	$107,264	$114,910	$141,853
Other tangible fixed assets	13,238	11,242	10,218
Receivables from aircraft manufacturer	22,048	22,250	22,211
Prepaid expenses	8,260	7,532	5,771
Other receivables	34,165	24,303	23,662
	$184,975	$180,237	$203,715

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

8. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	September 30, 2009	December 31, 2009	September 30, 2010
Guarantee liability	$2,579	$2,342	$1,546
Accrued expenses	42,240	52,265	50,642
Accrued interest	8,902	9,515	22,422
Lease deficiency	14,066	13,009	23,539
Deposits under forward sale agreements	9,804	3,268	—
	$77,591	$80,399	$98,149

9. Debt

Debt consists of the following:

	September 30, 2009	December 31, 2009	September 30, 2010 (1)
ECA-guaranteed financings	$933,534	$1,215,862	$1,609,290
ALS securitization debt	1,013,332	973,513	850,301
ALS II securitization debt	496,585	634,059	834,221
UBS revolving credit facility	347,342	343,196	657,873
GFL securitization debt (2)	—	—	626,658
TUI portfolio acquisition facility	379,897	370,383	322,414
AeroTurbine revolving credit facility	319,168	311,497	277,105
Pre-delivery payment facilities	493,488	404,562	125,101
Genesis portfolio facility (2)	—	—	193,215
Japanese operating lease financings	86,391	86,059	81,059
Subordinated debt joint venture partners	62,811	63,317	87,973
Other debt (2)	327,827	313,553	897,083
Capital lease obligations under defeasance structures	132,893	130,663	—
	$4,593,268	$4,846,664	$6,562,293

(1)         As of September 30, 2010, we remain in compliance with the respective financial covenants across the Company’s various debt obligations.

(2)         As of September 30, 2010, our debt includes debt facilities amounting to $900,159, which were assumed through the Genesis Transaction. Other debt includes, in addition to other obligations, Genesis debt facilities amounting to $80,286.

A detailed summary of the principal terms of our indebtedness can be found in our 2009 Annual Report on Form 20-F filed with the SEC on March 15, 2010, our March 31, 2010, interim report filed with the SEC on June 2, 2010 and our June 30, 2010, interim report filed with the SEC on September 1, 2010. There have been no material changes to our indebtedness since the filing of those reports.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

10. Equity

Movements in equity during the periods presented were as follows:

	Nine months ended September 30, 2009
	AerCap Holdings N.V. Shareholders’ Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,109,037	$17,018	$1,126,055
Net income for the period	122,002	14,293	136,295
Share-based compensation	2,910	—	2,910
Default AerVenture partner (1)	25,078	(25,078)	—
Sale to new AerVenture partner (2)	(45,183)	114,678	69,495
End of the period	$1,213,844	$120,911	1,334,755

	Twelve months ended December 31, 2009
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,109,037	$17,018	$1,126,055
Net income for the period	165,166	41,205	206,371
Share-based compensation	3,910	—	3,910
Capital contributions from non-controlling interests	—	47,600	47,600
Default AerVenture partner (1)	25,078	(25,078)	—
Sale to new AerVenture partner (2)	(45,182)	74,578	29,396
End of the period	$1,258,009	$155,323	$1,413,332

	Nine months ended September 30, 2010
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,258,009	$155,323	$1,413,332
Net income for the period	135,132	26,168	161,300
Share-based compensation	1,656	—	1,656
Other comprehensive income (loss)	(470)	—	(470)
Capital contributions from non-controlling interests	—	32,375	32,375
Issuance of equity capital Genesis Transaction	372,327	—	372,327
Sale to joint venture partner	2,072	(2,072)	—
End of the period	$1,768,726	$211,794	$1,980,520

(1)         In March 2009, the 50% joint venture partner in AerVenture, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture with the exception of certain rights to limited residual payments upon liquidation of AerVenture. As of March 31, 2009 AerVenture was a wholly owned subsidiary. The default of LoadAir increased AerCap Holdings N.V. Shareholders’ Equity by $25,078, through the elimination of the related non-controlling interest.

(2)         In June 2009, we sold 50% of AerVenture to Waha Capital. The sale to Waha Capital decreased AerCap Holdings N.V. Shareholders’ Equity by $45,182, through the establishment of the related non-controlling interest in accordance with ASC 810.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

11. Share-based compensation

AerCap Holdings N.V. Equity Grants

During the nine months ending September 30, 2010 425,000 AerCap Holdings N.V. restricted stock units were granted under the NV Equity Plan. At September 30, 2010, there were 1,187,500 stock options outstanding at an exercise price of $24.63 per share, 75,000 stock options outstanding at an exercise price of $15.03 per share and 700,000 stock options outstanding at an exercise price of $2.95 per share. At September 30, 2010, 718,750 outstanding options were vested and 1,243,750 options were subject to future time and performance-based vesting criteria. At September 30, 2010 the 425,000 restricted share units were all subject to future time and performance-based vesting criteria.  Assuming that vesting criteria applicable to unvested stock options and unvested restricted share units are met in the future, including performance criteria, and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $1.0 million during the remainder of 2010 and approximately $2.7 million, $1.3 million, $0.8 million, $0.5 million and $0.2 during the years 2011, 2012, 2013, 2014 and 2015, respectively.

12. Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three months ended September 30, 2009		Three months ended September 30, 2010		Nine months ended September 30, 2009		Nine months ended September 30, 2010
Personnel expenses(1)	$15,108	(1)	$15,681	(1)	$45,197	(1)	$45,332	(1)
Travel expenses	1,264		1,666		4,752		5,376
Professional services	4,005		4,196		12,446		12,911
Office expenses	2,258		2,661		7,129		7,393
Directors expenses	825		1,617		2,446		3,553
Aircraft management fee	—		1,426		—		4,571
Other expenses	4,346		(5,537	)(2)	10,826		7,352
	$27,806		21,710		$82,796		$86,488

(1)           Includes share-based compensation of $912, $99, $2,910 and $1,656 in the three and nine months ended September 30, 2009 and 2010, respectively.

(2)           Includes an $8.5 million reversal of charges relating to foreign exchange hedging contracts which occurred in the six months ended June 30, 2010.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

13. Earnings per common share

Basic and diluted earnings per share is calculated by dividing net income by the weighted average of our common shares outstanding. As disclosed in Note 11, there are 2.4 million share options and restricted share units outstanding under the NV Equity Plan. These options could become dilutive in the future. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Three months ended September 30, 2009	Three months ended September 30, 2010	Nine months ended September 30, 2009	Nine months ended September 30, 2010
Net income for the computation of basic and diluted earnings per share	$35,452	$51,878	$122,002	$135,132
Weighted average common shares outstanding	85,036,957	119,386,445	85,036,957	107,936,616
Basic and diluted earnings per common share	$0.42	$0.43	$1.43	$1.25

14.  Segment information

Reportable Segments

We manage our business, analyze and report our results of operations on the basis of two business segments—leasing, financing, sales and management of commercial aircraft (“Aircraft”) and leasing, financing and sales of engines and parts (“Engine and parts”). The following sets forth significant information from our reportable segments:

	Nine months ended September 30, 2009
	Aircraft	Engines and parts	Total
Revenues from external customers	$544,873	$170,834	$715,707
Segment profit	116,887	5,115	122,002
Segment assets	5,910,667	506,961	6,417,628
Depreciation	148,413	11,740	160,153

	Nine months ended September 30, 2010
	Aircraft	Engines and parts	Total
Revenues from external customers	$1,269,276	$167,521	$1,436,797
Segment profit	136,910	(1,778)	135,132
Segment assets	8,823,274	515,306	9,338,580
Depreciation	228,080	11,840	239,920

15.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2009 Annual Report on Form 20-F filed with the SEC on March 15, 2010, our March 31, 2010 interim report filed with the SEC on June 2, 2010 and our June 30, 2010 interim report filed with the SEC on September 1, 2010. There have been no material changes to our commitments and contingencies since the filing of those reports.

16.  Subsequent events

On November 15, 2010, we completed a transaction with Abu Dhabi-based investment holding company Waha Capital PJSC (“Waha”). As part of this transaction, we sold a 20 % stake in AerCap by issuing approximately 29.8 million new shares to Waha. In exchange, we received $105 million in cash, Waha’s 50% interest in the joint venture company AerVenture and a 40% interest in Waha’s own 16-aircraft portfolio. As of November 15, 2010, AerCap had 149,233,056 shares issued and outstanding.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft and engine purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft and engines under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft and engine leasing and aircraft management services,

•                  the global economic condition, in particular the global airline and cargo industry,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our 2009 Annual Report on Form 20-F, filed with the SEC on March 15, 2010.

The words “believe”, “may”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

Aircraft Portfolio

As of September 30, 2010, we owned and managed 308 aircraft. We owned 265 aircraft and managed 43 aircraft. As of September 30, 2010, we leased these aircraft to 98 commercial airlines and cargo operator customers in 49 countries. In addition, as of September 30, 2010, we had seven new Airbus A320 family narrow-body aircraft and 13 new Airbus A330 wide-body aircraft on order. In addition we also signed contracts for the sale of four aircraft. Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totaled 324 aircraft as of September 30, 2010.

	Owned portfolio		Managed portfolio		Number of aircraft under
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order	sale contract or letter of intent	Total owned, managed and ordered aircraft
Airbus A300 Freighter	1	0.3%	—	—	—	1
Airbus A319	30	10.8%	—	1	—	31
Airbus A320	112	40.8%	11	6	—	129
Airbus A321	20	7.9%	1	—	—	21
Airbus A330	19	17.5%	—	13	—	32
Boeing 737Classics	15	1.5%	26	—	—	41
Boeing 737NGs	43	15.8%	—	—	—	43
Boeing 747	2	1.1%	—	—	—	2
Boeing 757	9	1.3%	2	—	-4	7
Boeing 767	5	2.1%	2	—	—	7
MD-11 Freighter	1	0.4%	1	—	—	2
MD-82	2	0.0%	—	—	—	2
MD 83	4	0.1%	—	—	—	4
ERJ170-100	2	0.4%	—	—	—	2
Total	265	100.0%	43	20	-4	324

In July 2008, we entered into an agreement with Airbus Freighter Conversions GmbH (“AFC”) whereby AFC would convert 30 of our older Airbus A320s and A321s from passenger to freighter aircraft. Delivery of the first converted aircraft is expected to take place in the first quarter of 2012, with the remaining 29 aircraft scheduled for conversion between 2012 and 2015. In the future we may choose to continue to convert some of our older A320 and A321 aircraft to freighter aircraft.

Engine Portfolio

We maintain a portfolio of high-demand, modern and fuel-efficient engines. As of September 30, 2010, we owned 81 engines and had two under letters of intent for purchase through our wholly owned subsidiary AeroTurbine. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market. As of September 30, 2010, 58 of our 81 engines were CFM56 series engines manufactured by CFM International.

Inventory

Our inventory consists of aircraft parts and engine parts. The aircraft parts and engine parts sales allow us to increase value of our aircraft and engine assets by putting each sub-component (engines, airframes and related parts) to its most profitable use. We sell aircraft parts and engine parts primarily to parts distributors and maintenance, repair and overhaul (“MRO”) service providers.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2009 Annual Report on Form 20-F filed with the SEC on March 15, 2010.

Comparative Results of Operations

	Nine months ended September 30,
	2009	2010
	(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	$484,932	$690,013
Sales revenue	208,608	728,779
Interest revenue	7,656	3,617
Management fee revenue	9,294	8,069
Other revenue	5,217	6,319
Total Revenues	715,707	1,436,797
Expenses
Depreciation	160,153	239,920
Asset impairment	21,332	5,482
Cost of goods sold	179,293	671,875
Interest on debt	68,319	202,075
Operating lease in costs	9,855	9,271
Leasing expenses	51,885	43,738
Provision for doubtful notes and accounts receivable	408	1,030
Selling, general and administrative expenses	82,796	86,488
Other expenses	1,900	—
Total Expenses	575,941	1,259,879
Income from continuing operations before income taxes	139,766	176,918
Provision for income taxes	(3,471)	(15,892)
Amalgamation gain, net of transaction expenses and tax	—	274
Net income	136,295	161,300
Net (income) attributable to non-controlling interest	(14,293)	(26,168)
Net Income attributable to AerCap Holdings N.V.	$122,002	$135,132
Basic and diluted earnings per share	$1.43	$1.25
Weighted average shares outstanding, basic and diluted	85,036,957	107,936,616

Nine months ended September 30, 2010 compared to nine months ended September 30, 2009

Revenues. The principal categories of our revenue and their variances were:

	Nine months ended September 30, 2009	Nine months ended September 30, 2010	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue:
Basic rents	$425.2	$633.2	$208.0	48.9%
Maintenance rents and end-of-lease compensation	59.7	56.8	(2.9)	(4.9)%
Sales revenue	208.6	728.8	520.2	249.4%
Interest revenue	7.7	3.6	(4.1)	(53.2)%
Management fee revenue	9.3	8.1	(1.2)	(12.9)%
Other revenue	5.2	6.3	1.1	21.2%
Total	$715.7	$1,436.8	$721.1	100.8%

•                  Basic rents increased by $208.0 million, or 48.9%, to $633.2 million in the nine months ended September 30, 2010 from $425.2 million in the nine months ended September 30, 2009. The increase in basic rents was attributable primarily to:

•                 the acquisition between January 1, 2009 and September 30, 2010 of 145 aircraft for lease with an aggregate net book value of $5.3 billion at the date of acquisition (including those acquired through the Genesis Transaction), partially offset by the sale of 22 aircraft, during such period, with an aggregate net book value of $0.7 billion at the date of sale. The net increase in our aircraft portfolio resulted in a $215.0 million increase in basic rents. The Genesis Transaction increased our aircraft portfolio by 53 aircraft and added $84.4 million in basic lease rents in the nine months ended September 30, 2010;

reduced by

•                 a decrease in basic rents of $3.2 million in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 as a result of airline defaults;

•                 a decrease in payments from leases with lease rates tied to floating interest rates in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 due to decreases in market interest rates, which resulted in a $2.5 million decrease in basic rents; and

•                 a decrease of $1.3 million in basic rents from our engine lease activities in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009.

•                  Maintenance rents and end-of-lease compensation decreased by $2.9 million, or 4.9%, to $56.8 million in the nine months ended September 30, 2010 from $59.7 million in the nine months ended September 30, 2009. The decrease is mainly attributable to the recognition of $21.0 million of maintenance rents in the nine months ended September 30, 2009 in connection with end-of-lease payments, which also triggered an impairment of $21.3 million in the same period, partially offset by an $11.1 million increase in the release maintenance rents as a result of airline defaults in the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009.

•          Sales revenue increased by $520.2 million, or 249.4%, to $728.8 million in the nine months ended September 30, 2010 from $208.6 million in the nine months ended September 30, 2009. The increase in sales revenue is mainly a result of increased aircraft sales in the nine months ended September 30, 2010, due to an increase in liquidity in the aircraft trading market to finance aircraft acquisitions. Sales revenue in the nine months ended September 30, 2010 was generated from the sale of 13 aircraft, 13 engines and parts inventory. In the nine months ended September 30, 2010, we sold six A320 aircraft, four A330 aircraft, two Boeing 757 aircraft, one Boeing 767 aircraft and 13 engines, whereas in the nine months ended September 30, 2009, we sold two A321 aircraft, one A320 aircraft and 13 engines.

•                  Interest revenue decreased by $4.1 million, or 53.2%, to $3.6 million in the nine months ended September 30, 2010 from $7.7 million in the nine months ended September 30, 2009. The decrease was mainly caused by the unwinding of our notes receivable in defeasance structures, which earned $3.8 million interest income in the nine months ended September 30, 2009.

•                  Management fee revenue did not materially change in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009.

•                  Other revenue increased by $1.1 million, or 21.2%, to $6.3 million in the nine months ended September 30, 2010 from $5.2 million in the nine months ended September 30, 2009. Other revenue in both periods related primarily to the cash recovery of bankruptcy claims against previous lessees.

Depreciation. Depreciation increased by $79.7 million, or 49.8%, to $239.9 million in the nine months ended September 30, 2010 from $160.2 million in the nine months ended September 30, 2009, due primarily to the acquisition of 145 new aircraft between January 1, 2009 and September 30, 2010 with a book value at the time of the acquisition of $5.3 billion (including those acquired through the Genesis Transaction). The Genesis Transaction increased our aircraft portfolio by 53 aircraft and added $30.0 million in depreciation in the nine months ended September 30, 2010. The increase was partially offset by the sale of 22 aircraft between January 1, 2009 and September 30, 2010, with a book value at the time of sale of $0.7 billion.

Asset Impairment. In the nine months ended September 30, 2010, we recognized an impairment of $5.5 million. The impairment related to one older A320 aircraft which was repossessed from Mexicana and an intangible lease premium write-off on an aircraft acquired through the Genesis Transaction. Asset impairment was $21.3 million in the nine months ended September 30, 2009 and related to six older A320 aircraft and one engine, the impairment was triggered by the receipt of $21.0 million of end-of-lease payments from the previous lessees.

Cost of Goods Sold. Cost of goods sold increased by $492.6 million, or 274.7%, to $671.9 million in the nine months ended September 30, 2010 from $179.3 million in the nine months ended September 30, 2009. The increase in cost of goods sold is the result of the increase in aircraft sales.

Interest on Debt. Our interest on debt increased by $133.8 million, or 195.9%, to $202.1 million in the nine months ended September 30, 2010 from $68.3 million in the nine months ended September 30, 2009. The majority of the increase in interest on debt was mainly caused by:

•                  a $66.4 million increase in the non-cash recognition of mark-to-market charges on derivatives to a $47.6 million charge in the nine months ended September 30, 2010 from a $18.8 million gain in the nine months ended September 30, 2009;

•                  an increase in the average outstanding debt balance to $5.9 billion in the nine months ended September 30, 2010 from $4.2 billion in the nine months ended September 30, 2009, resulting in a $35.0 million increase in our interest on debt. The increase in our average outstanding debt was partially caused by the closing of the Genesis Transaction;

•                  an increase in our average cost of debt to 3.3% in the nine months ended September 30, 2010 from 2.7% in the nine months ended September 30, 2009. The increase in our average cost of debt is primarily the result of the closing of the Genesis Transaction. This resulted in an $28.3 million increase in our interest on debt.

Other Operating Expenses. Our other operating expenses decreased by $8.1 million, or 13.0%, to $54.0 million in the nine months ended September 30, 2010 from $62.1 million in the nine months ended September 30, 2009. The principal categories of our other operating expenses and their variances were as follows:

	Nine months ended September 30, 2009	Nine months ended September 30, 2010	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Operating lease-in costs	$9.8	$9.3	$(0.5)	(5.1)%
Leasing expenses	51.9	43.7	(8.2)	(15.8)%
Provision for doubtful notes and accounts receivable	0.4	1.0	0.6	150.0%
Total	$62.1	$54.0	$(8.1)	(13.0)%

Our operating lease-in costs did not materially change in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009.

Our leasing expenses decreased by $8.2 million in the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009. The decrease is primarily due to a decline in expenses related to airline defaults between the two periods. We recognized expenses of $15.6 million related to airline defaults in the nine months ended September 30, 2009, which expenses were incurred as a result of airline defaults which occurred in 2008. In the nine months ended September 30, 2010, we incurred $1.5 million expenses as a result of airline defaults which occurred in 2010.

Our provision for doubtful notes and accounts receivable increased by $0.6 million in the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009. None of our leases had defaults that significantly affected the provision for doubtful notes and accounts receivable in the nine months ended September 30, 2009 or 2010.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $3.7 million, or 4.5%, to $86.5 million in the nine months ended September 30, 2010 from $82.8 million in the nine months ended September 30, 2009. This increase is due primarily to the closing of the Genesis Transaction.

Income From Continuing Operations Before Income Taxes. For the reasons explained above, our income from continuing operations before income taxes increased by $37.1 million, or 26.5%, to $176.9 million in the nine months ended September 30, 2010 from $139.8 million in the nine months ended September 30, 2009.

Provision for Income Taxes. Our provision for income taxes increased by $12.4 million or 354.3% to $15.9 million in the nine months ended September 30, 2010 from $3.5 million in the nine months ended September 30, 2009. Our effective tax rate for the nine months ended September 30, 2010 was 9.0% compared to 2.5% for the nine months ended September 30,

2009. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. The increase in the 2010 effective tax rate as compared to 2009 is the result of having more earnings generated from higher tax jurisdictions.

Non-controlling interest, net of tax. Our non-controlling interest net of tax increased by $11.9 million to $26.2 million net income attributable to non-controlling interests in the nine months ended September 30, 2010 from $14.3 million net income attributable to non-controlling interests in the nine months ended September 30, 2009, due primarily to the increase in net income of our consolidated joint venture AerVenture.

Net Income attributable to AerCap Holdings N.V.. For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $13.1 million, or 10.7%, to $135.1 million in the nine months ended September 30, 2010 from $122.0 million in the nine months ended September 30, 2009.

Liquidity and Access to Capital

Liquidity and Capital Resources

Our cash balance at September 30, 2010 was $519.7 million, including restricted cash of $234.0 million, and our operating cash flow was $455.9 million for the nine months ended September 30, 2010. Our unused lines of credit at September 30, 2010 were approximately $1.9 billion. Our debt balance at September 30, 2010 was $6.6 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the nine months ended September 30, 2010, was 3.3%. Our debt to equity ratio was 3.3 to 1 as of September 30, 2010.

We satisfy our liquidity requirements through several sources, including:

•                  lines of credit and other secured borrowings;

•                  aircraft and engine lease revenues;

•                  sales of aircraft, engines and parts;

•                  supplemental maintenance rent and security deposits provided by our lessees; and

•                  management fee revenue.

In order to access the required capital to meet our obligations under our forward purchase commitments, we have completed or have undertaken several initiatives as more fully described in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on March 15, 2010. Since the 20-F filing we have completed the following additional initiatives:

•                  On March 25, 2010, we completed an all-share acquisition of Genesis. On the closing date, after the payment of all related transaction expenses, Genesis had an unrestricted cash position of $70.6 million.

•              In April 2010, we entered into a corporate debt facility agreement for $120 million with UBS, as lead arranger. The facility has a term of five years and will be used for general corporate purposes.

•                  Subsequent to the nine months ended September 30, 2010, in November 2010, we completed a transaction with Waha. As part of this transaction, we received $105 million in cash.

Cash Flows

	Nine months ended September 30, 2009	Nine months ended September 30, 2010
	(US dollars in millions)
Net cash flow provided by operating activities	$280.0	$455.9
Net cash flow used in investing activities	(1,176.3	(1,313.7)
Net cash flow provided by financing activities	902.3	960.8

Nine months ended September 30, 2010 compared to nine months ended September 30, 2009.

Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities increased by $175.9 million, or 62.8%, to $455.9 million for the nine months ended September 30, 2010 from $280.0 million for the nine months ended September 30, 2009 primarily due to an increase in our aircraft portfolio and related basic lease revenues and the closing of the Genesis Transaction. A significant portion of our operating cash flows stated above, including nearly all of our cash flows from our leasing operations originate within restricted cash entities, where the financing structures in such restricted cash entities do not allow use of such cash flows to fund general operations or to fund obligations of other group entities.

Cash Flows Used in Investing Activities. Our cash flows used in investing activities increased by $137.4 million, or 11.7%, to $1,313.7 million for the nine months ended September 30, 2010 from $1,176.3 million for the nine months ended September 30, 2009. The increase use of cash was primarily due to a $952.1 million increase in aircraft purchase activity (including intangible lease premiums) along with a $54.1 million increase in restricted cash movement. In addition, there was a $70.6 million decrease in our cash flows used in investing activities as a result of the closing of the Genesis Transaction. This increase was partially offset by asset sale proceeds of $513.4 million, along with a $292.3 million decrease in pre-delivery payments made in the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009.

Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities increased by $58.5 million, or 6.5%, to $960.8 million for the nine months ended September 30, 2010 from $902.3 million for the nine months ended September 30, 2009. This increase in cash flows provided by financing activities was due to an increase of $109.3 million in new financing proceeds, net of repayments and debt issuance costs, an increase of $21.0 million of net receipt of maintenance and security deposits, offset by a decrease of $71.8 million in the capital contributions from Waha in the nine months ended September 30, 2010, as compared to the nine months ended September 30, 2009.

Indebtedness

As of September 30, 2010, our outstanding indebtedness totaled $6.6 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

The following table provides a summary of our indebtedness at September 30, 2010:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts		Final stated maturity
	(US dollars in thousands)
ECA-guaranteed financings	41 aircraft	$3,037,077	$1,609,290	$1,427,787		2022
ALS securitization debt	57 aircraft	850,301	850,301	—		2032
ALS II securitization debt	30 aircraft	834,221	834,221	—		2038
UBS revolving credit facility	23 aircraft	850,000	657,873	192,127		2014
GFL securitization debt	39 aircraft	626,658	626,658	—		2032
TUI portfolio acquisition facility	17 aircraft	322,414	322,414	—		2015
AeroTurbine revolving credit facility	9 aircraft and 71 engines	328,000	277,105	50,895		2012
Pre-delivery payment facilities	—	173,967	125,101	48,866		2012
Genesis portfolio facility	11 aircraft	193,215	193,215	—		2015
Japanese operating lease financings	3 aircraft	81,059	81,059	—		2015
Subordinated debt joint venture partners	—	87,973	87,973	—		2015
Other debt	35 aircraft and 8 engines	1,110,989	897,083	213,906		2022
Total		$8,495,874	$6,562,293	$1,933,581	*

*The undrawn amounts of our current debt facilities consist of collateralized term debt available to finance pre-delivery payments and the most significant portion of the purchase price of aircraft and engines.

Contractual Obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease-in/lease-out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations. The following table sets forth our contractual obligations and their maturity dates as of September 30, 2010:

	2010 (10/01/2010- 12/31/2010)	2011	2012	2013	Thereafter
	(US dollars in thousands)
Debt (1)	$200,729	$865,549	$1,240,344	$833,963	$4,150,457
Purchase obligations (2)	138,269	644,598	499,588	134,901	—
Operating leases (3)	2,422	26,680	16,787	4,127	13,853
Derivative obligations	12,330	44,807	3,144	(6,432)	(11,965)
Total	$353,750	$1,581,634	$1,759,863	$966,559	$4,152,345

(1)         Includes estimated interest payments based on one-month LIBOR and three-month LIBOR as of September 30, 2010, which were 0.26% and 0.29%, respectively.

(2)         Includes 13 new A330 wide-body aircraft on order from Airbus and seven new A320 family aircraft on order from Airbus by AerVenture.

(3)         Represents contractual operating lease rentals on aircraft under lease-in/lease-out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.

The table below provides information as of September 30, 2010 regarding our debt and interest obligations per facility type:

	2010 (10/01/2010- 12/31/2010)	2011	2012	2013	Thereafter
	(US dollars in thousands)
Pre-delivery payment facilities (1)	$22,024	$102,088	$5,028	$—	$—
Debt facilities with non-scheduled amortization (2)	90,959	401,482	522,104	489,996	1,951,840
Other facilities	87,746	361,979	713,212	343,966	2,198,617
Total	$200,729	$865,549	$1,240,344	$833,963	$4,150,457

(1)         Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

(2)         Represents management estimates. Debt is amortized by the amount of free cash flow generated within each of these facilities.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of September 30, 2010:

	2010 (10/01/2010- 12/31/2010)	2011	2012	2013	Thereafter
	(US dollars in thousands)
Capital expenditures	$119,597	$600,548	$465,361	$132,698	$—
Pre-delivery payments	18,672	44,050	34,227	2,203	—
Total	$138,269	$644,598	$499,588	$134,901	$—

As of September 30, 2010, we expect to make capital expenditures related to the purchase of 13 A330 aircraft, six A320 aircraft and one A319 aircraft on order through the balance of 2010 through 2013. As we implement our growth strategy and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

As of September 30, 2010, we were obligated to make sublease payments under four aircraft operating leases of aircraft with lease expiration dates between 2010 and 2013. We lease these four aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these four aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under these leases on our balance sheet. Due to the fact that sublease receipts related to these four aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities.

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment. We also have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments is immaterial to our financial position.

We have entered into a joint venture, AerDragon, which does not qualify for consolidated accounting treatment. The assets and liabilities of this joint venture are off our balance sheet and we only record our net investment under the equity method of accounting.

INDEBTEDNESS

A detailed summary of the principal terms of our indebtedness can be found in our 2009 Annual Report on Form 20-F filed with the SEC on March 15, 2010 and our March 31, 2010, interim report filed with the SEC on June 2, 2010. There have been no material changes to our indebtedness since the filing of those reports.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2009 Annual Report on Form 20-F filed with the SEC on March 15, 2010, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate US dollar denominated debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates how much the value of these cash flows will change by for a given movement in interest rates.

The table below provides information as of September 30, 2010 regarding our debt and finance lease obligation and their related interest rate exposure:

	2010 (10/01/2010- 12/31/2010)	2011	2012	2013	2014
	(US dollars in thousands)
Average fixed rate debt outstanding	$1,325,277	$1,258,516	$1,135,017	$1,024,119	$915,475
Average floating rate debt outstanding	5,156,012	4,781,749	3,991,040	3,189,447	2,386,721
Fixed rate interest obligations	18,753	71,554	66,327	61,587	57,907
Floating rate interest obligations (1)	20,148	75,874	68,523	58,638	40,869

(1)         Based on one-month LIBOR and three-month LIBOR as of September 30, 2010, which were 0.26% and 0.29%, respectively.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of September 30, 2010 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps, swaps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract.

	2010	2011	2012	2013	2014	2015	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average notional amounts	$3,034	$3,072	$2,519	$1,969	$928	$648	$107	$24.0
Weighted average strike rate	3.48%	3.22%	3.07%	2.80%	4.12%	4.47%	4.99%

	2010	2011	2012	2013	2014	2015	Thereafter	Fair value
	(US Dollars in millions)
Interest rate swaps
Average notional amounts	$955	$845	$92	$71	$48	$31	$—	$(56.3)
Weighted average strike rate	4.89%	4.90%	4.25%	2.23%	2.23%	2.23%	—

	2010	2011	2012	2013	2014	2015	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$158	$141	$107	$70	$45	$27	$—	$(9.6)
Weighted average strike rate	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	—	—

As of September 30, 2010, the interest rate caps and floors had a fair value of $14.4 million. The variable benchmark interest rates associated with these instruments ranged from one- to six-month LIBOR. As of September 30, 2010, the interest rate swaps had a fair value of $56.3 million out-of-the-money. The variable benchmark interest rates associated with these two swaps is one month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the Treasury Committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the Treasury Committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the US dollar. As of September 30, 2010, all of our aircraft leases and all of our engine leases were payable in US dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the nine months ended September 30, 2010, our aggregate expenses denominated in currencies other than the US dollar, such as payroll and office costs and professional advisory costs, were $44.7 million in US dollar equivalents and represented 48.3% of total selling, general and administrative expenses. We enter into foreign exchange derivatives based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such derivatives are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have a material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

PART II  OTHER INFORMATION

Legal Proceedings

There have been no material changes to legal proceedings described in our 2009 Annual Report on Form 20-F, filed with the SEC on March 15, 2010.

Item 1. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our 2009 Annual Report on Form 20-F, filed with the SEC on March 15, 2010.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5.  Other Information

None.

Item 6.  Exhibits

None